

FOR IMMEDIATE RELEASE

MMRGlobal Reports 113% Increase in Third Quarter Revenue

LOS ANGELES, CA (November 14, 2011) - MMRGlobal, Inc. (OTCBB: MMRF), a leading provider of Personal Health Records (www.mmrvideos.com), MyEsafeDepositBox storage solutions (www.myesafevideos.com) and electronic document management and imaging systems for healthcare professionals (www.mmrvideos.com), today announced that it has filed its quarterly report on Form 10-Q for the period ended September 30, 2011. The Company reported an increase in revenues of 96% for the nine-month period ended September 30, 2011 over the same period in 2010, and a 113% increase in revenues over the second quarter in 2011.

During the nine-month period, the Company also reported decreased operating losses. Related party payables were reduced by $1.18MM through the issuance of equity at no less than $0.06 per share to as much as $0.125 per share or 400% over market. Operating losses diminished from $5.7MM to $4.4MM, or 22.7%. Net Loss declined from $16.01MM to $6.25MM, or 61%. Year to date, G&A went down from $3.33MM to $2.98MM or 10.5% despite the increases in sales. Of the $6.2MM in Net Losses for the nine months ended September 30, 2011, $3.6MM were non-cash losses attributable to expenditures which stem mainly from the application of accounting principles to value equity, imputed interest in the sale of convertible notes, and stock options, warrants and common stock issued for services, among other similar types of expenses. Similarly, although we show a Net Loss for the three months ended September 30, 2011 of $2.1MM, $1.2MM of that balance was attributable to the same type of non-cash expenses as described above.

Revenues for the third quarter do not include a significant portion of MMRPro sales to revenue management clients of JERCS, Inc. and other healthcare providers, which are deferred until certain installation and training milestones are met, a portion of which the Company believes will be recognized in the fourth quarter. On September 7th, the Company announced that it signed a non-binding term sheet to enter into a definitive agreement with JERCS, Inc., a private healthcare revenue cycle management group, to provide EMR-connected Document Management and Imaging Services, Personal Health Records and Revenue Cycle Management services to support JERCS' clients. The Company is actively working on a definitive agreement with JERCS whereby, subject to certain conditions, could represent more than 150 million dollars in revenues to MMR as further described in the news release.

Also not included in the Company's balance sheet for the quarter ended September 30, 2011, are any values attributed to its legacy biotech assets and related patent portfolio for which the Company has already expended more than 140 million dollars in development. This includes the Company's anti-CD20 antibodies and other biological patient samples, or any current license agreement, which may include milestone payments and which the Company believes could have a value of up to an additional $12 million, over and above monies already received, as described in the Company's SEC filings.

Also related to the value of the Company's biotech assets, The RHL Group, Inc., a major creditor of MMR (www.rhlgroup.com, "RHL"), had reached a settlement as a result of the fraudulent transfer actions RHL brought against a former officer and director of Favrille, Inc., Sanford-Burnham and others to recover certain intellectual property and biotech assets (including patient samples), many of which the Company had previously been advised had been destroyed. During the third quarter, The RHL Group signed a final settlement agreement with Sanford-Burnham. As part of the settlement, RHL received and inventoried thousands of samples in excess of those previously reported. These samples and other intellectual property (the "IP") have been returned to MMR for no consideration to The RHL Group other than for an agreement to reimburse RHL for its legal fees. The IP could

represent millions of dollars in value to shareholders. Although MMRGlobal remains focused on its core health IT business, the Company is continuing to actively pursue all opportunities to exploit its legacy biotech assets to universities, pharmaceutical companies and other biotech partners.

During the third quarter, the Company also announced a relationship with UST Global®, a leading provider of end-to-end IT services and solutions for Global 1000 companies. UST Global is working with MMRGlobal to sell the Company's MyMedicalRecords Personal Health Record and MMRPro document management and imaging system(s) and integrate them with existing and new UST clients. UST has over 8,500 development assets worldwide and is a major provider to the healthcare sector, specifically payers, retailers and providers. UST Global also offers a comprehensive Electronic Medical Records solution to its clients, which MMR believes can be offered as a private label MMR solution to MMRPro clients and other healthcare organizations.

In addition, the Company will begin offering patients the ability to access online pharmacy history and lab data in its Personal Health Record solutions, similar to dedicated lab, hospital and payer services available in Microsoft® HealthVault®. These services will be offered prior to the 2012 HIMSS Conference in February and are being provided pursuant to a strategic relationship with 4medica. Working with UST and 4medica is significant to the Company's strategy of offering a comprehensive EMR system to healthcare professionals.

Internationally, the Company continues its efforts to complete its joint venture agreement in China. During the third quarter, MMR negotiated warrants allowing its Chinese partner Unis-Tonghe to purchase four million shares of equity in MMRGlobal exercisable at prices ranging from eight to twenty cents per share plus other terms and conditions vesting over a period of two years. The Company continues to work with Unis and attorneys in China to complete the joint venture and commence operations under the name Unis-Tonghe MMR International Health Management Service Co., Ltd.

The Company also announced that VisiInc PLC, its licensee in Australia, is in the process of bundling the Company's products with its Vistime collaboration software. The Company also shipped its first MMRPro unit to the Philippines as part of a beta operation in that part of the world.

"The trading multiples on revenue and valuations on companies in health IT can be significant. Therefore, we have retained analysts and healthcare professionals, including The MichaelBass Group, to assist the Company in any future potential relationship with JERCS to maximize the value of any transaction to shareholders. The MichaelBass Group, an investment banking and strategic advisory services firm focused on healthcare information technology, is also helping identify revenue-generating startup companies in health IT that are selling services which could be additive to MMR and that are finding it challenging to survive in the current private equity climate. We plan on offering small amounts of MMR out of the money warrants to selected strategic partners to secure options to invest in them similar to what IdeaLab did with dot.coms," said Robert H. Lorsch, MMRGlobal Chairman, President and Chief Executive Officer.

"As the deadline for full deployment of PHR's in 2014 draws closer, we are seeing physicians, healthcare professionals and hospitals open their wallets and increasingly adopt Personal Health Records and other health IT services, such as MMRPro," continued Lorsch. "We are also experiencing shorter lead times to revenue. In fact, we are recognizing revenues in the most recent quarter from agreements signed with surgery center clients of JERCS and REACH Air Medical Services."

The Company also announced it is making the MMR Stimulus Program available to physicians nationwide regardless of whether the physician's office uses MMRPro. As a result, any physician can participate in the MMR Stimulus Program by simply displaying brochures in their office, which encourages patients to set up a Personal Health Record for when and where they need it most, similar to the one located at http://pv.mmrcontent.com/PatientViewFlipBook/.

About MMRGlobal, Inc.

MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc. ("MMR") (www.mymedicalrecords.com), provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. MyMedicalRecords enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. The MyMedicalRecords Personal Health Record is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for healthcare professionals. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. and its products, visit www.mmrglobal.com.

Forward-Looking Statements

Statements in this press release that are not strictly historical in nature, including future performance, management's expectations, beliefs, intentions, estimates or projections, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words (and their derivations) such as "need," "possibility," "offer," "development," "if," "negotiate," "when," "begun," "believe," "achieve," "will," "estimate," "expect," "could," "maintain," "plan," and "continue," or the negative of these words. Factors that could cause or contribute to such differences include, but are not limited to, the risk the Company and JERCS, Inc. as parties to the non-binding term sheet will reach a definitive agreement with respect to any contemplated transactions, and even if consummated, the Company cannot guaranty that the transactions will be consummated on terms favorable to the Company and/or its stockholders; the risk the Company's products are not adopted or viewed favorably by the healthcare community; risks related to the current uncertainty and instability in financial and lending markets, including global economic uncertainties; variations in our quarterly operating results; litigation matters; product integration in physician practices, surgery centers and hospitals; timing and volume of sales and installations, including MMRPro; ROI through the MMR Stimulus Program; length of sales cycles and the installation process; market acceptance of new product introductions; ability to establish and maintain strategic relationships; ability to identify and integrate acquisitions; relationships with licensees; competitive product offerings and promotions; changes in government laws and regulations and future changes in tax legislation and initiatives in the healthcare industry; undetected errors in our products; possibility of interruption at our data centers*;* risks related to third party vendors; risks related to obtaining and integrating third-party licensed technology; acceptance of the Company's marketing and promotional campaigns; risks related to a security breach by third parties; maintaining, developing and defending our intellectual property rights including those pertaining to our biotechnology assets; marketing and exploitation of our biotech portfolio; risks associated with recruitment and retention of key personnel; uncertainties associated with doing business internationally across borders and territories; and additional risks discussed in the Company's filings with the Securities and Exchange Commission. Additionally, we are a developing early-stage company and many variables can affect revenues and/or projections, including factors out of our control. The Company is providing this information as of the date of this release and, except as required by law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

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CONTACT:

Michael Selsman
Public Communications Co.
(310) 553-5732
ms@publiccommunications.biz